UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                        COMMISSION FILE NUMBER-333-85011
                           NOTIFICATION OF LATE FILING

(CHECK  ONE)
     FORM 10-K AND FORM 10-KSB      FORM  20-F    FORM  11-K   X  FORM 10-Q
 -                               ---           ---            ----
       AND FORM 10-QSB     FORM  N-SAR
                       ---

                       FOR PERIOD ENDED SEPTEMBER 30, 2004
                                     ---------------------
                  __  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
                  __  TRANSITION  REPORT  ON  FORM  20-F
                  __  TRANSITION  REPORT  ON  FORM  11-K
                  __  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
                  __  TRANSITION  REPORT  ON  FORM  N-SAR
                  FOR  THE  TRANSITION  PERIOD  ENDED: ___________________

             READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES: _______________
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PART  I--REGISTRANT  INFORMATION

FULL  NAME  OF  REGISTRANT:       KNOWLEDGE TRANSFER SYSTEMS, INC.
                             ------------------------------

FORMER  NAME  OF  REGISTRANT:
                             ------------------------------

ADDRESS  OF  PRINCIPAL  EXECUTIVE  OFFICE  (STREET  AND  NUMBER):

5509 11TH AVENUE, BROOKLYN, NEW YORK 11219
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PART  II--RULES  12B-25(B)  AND  (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25B, THE FOLLOWING SHOULD BE COMPLETED. (CHECK BOX IF APPROPRIATE):

[X] (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

[X] (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORMS 10-K, 10-KSB, FORM 20-F, 11-K, FORM N-SAR, OR PORTION THEREOF, WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORMS 10-Q, 10-QSB, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[  ]     (C)     THE  ACCOUNTANT'S  STATEMENT  OR OTHER EXHIBIT REQUIRED BY RULE
12B-25(C)  HAS  BEEN  ATTACHED  IF  APPLICABLE.

PART  III--NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY THE FORMS 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED)

     AS REPORTED ON THE REGISTRANT'S CURRENT REPORT ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 12, 2004, SHMUEL SHNEIBALG ("SHNEIBALG") AND STEVEN W. BINGAMAN ("BINGAMAN") CONSUMMATED THE PURCHASE OF 90% OF THE OUTSTANDING SHARES OF THE REGISTRANT ON OCTOBER 12, 2004. AT SUCH TIME, THERE WAS ALSO A CHANGE OF CONTROL OF THE BOARD OF DIRECTORS OF THE REGISTRANT PURSUANT TO WHICH THE SOLE OFFICER AND DIRECTOR OF THE REGISTRANT RESIGNED AND WAS REPLACED BY THREE OTHER PERSONS. AS REPORTED ON THE REGISTRANT'S CURRENT REPORT ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 2004, THE THREE PERSONS APPOINTED TO THE BOARD ON OCTOBER 12, 2004 RESIGNED AND WERE REPLACED BY MESSRS. SHNEIBALG AND BINGAMAN AS OFFICERS AND DIRECTORS OF THE REGISTRANT AS OF NOVEMBER 10, 2004. AS A RESULT OF THE RECENT CHANGES OF CONTROL OF THE REGISTRANT WITHIN THE LAST MONTH, THE REGISTRANT HAS NOT BEEN ABLE TO COMPILE THE REQUISITE FINANCIAL DATA AND OTHER NARRATIVE INFORMATION NECESSARY TO ENABLE IT TO HAVE SUFFICIENT TIME TO COMPLETE THE REGISTRANT'S QUARTERLY REPORT ON FORM 10-QSB BY NOVEMBER 15, 2004, THE REQUIRED FILING DATE, WITHOUT UNREASONABLE EFFORT AND EXPENSE.

PART  IV--OTHER  INFORMATION

(1)  NAME  AND  TELEPHONE  NUMBER  OF  PERSON  TO  CONTACT  IN  REGARD  TO  THIS
NOTIFICATION

     SHMUEL SHNEIBALG              (917)             816-0790
     ------------------          --------        -----------------
     (NAME) (AREA CODE) (TELEPHONE NUMBER)

(2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) BEEN FILED? IF ANSWER IS NO, IDENTIFY REPORT(S). X YES NO


(3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

   YES    X  NO

     IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.

                       KNOWLEDGE TRANSFER SYSTEMS, INC.
                   ---------------------------------------
                (NAME  OF  REGISTRANT  AS  SPECIFIED  IN  CHARTER)

HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HERETO DULY AUTHORIZED


DATED:  NOVEMBER 15, 2002            KNOWLEDGE TRANSFER SYSTEMS, INC.


                                 BY: /S/ SHMUEL SHNEIBALG
                                     -----------------------------
                                     SHMUEL SHNEIBALG
                                     VICE PRESIDENT AND CHIEF OPERATING
                                     OFFICER


INSTRUCTION: THE FORM MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR BY ANY OTHER DULY AUTHORIZED REPRESENTATIVE. THE NAME AND TITLE OF THE PERSON
SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. IF THE STATEMENT IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF THE REGISTRANT SHALL BE FILED WITH THE FORM.


                                    ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. THIS FORM IS REQUIRED BY RULE 12B-25 (17 CFR 240.12B-25) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934.

2. ONE SIGNED ORIGINAL AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO MUST BE COMPLETED AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549, IN ACCORDANCE WITH RULE 0-3 OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR FILED WITH THE FORM WILL BE MADE A MATTER OF PUBLIC RECORD IN THE COMMISSION FILES.

3. A MANUALLY SIGNED COPY OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED WITH EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE REGISTRANT IS REGISTERED.

4. AMENDMENTS TO THE NOTIFICATIONS MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT RESTATE INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE CLEARLY IDENTIFIED AS AN AMENDMENT NOTIFICATION.

5. ELECTRONIC FILERS: THIS FORM SHALL NOT BE USED BY ELECTRONIC FILERS UNABLE TO TIMELY FILE A REPORT SOLELY DUE TO ELECTRONIC DIFFICULTIES. FILERS UNABLE TO SUBMIT REPORTS WITHIN THE TIME PERIOD PRESCRIBED DUE TO DIFFICULTIES IN ELECTRONIC FILING SHOULD COMPLY WITH EITHER RULE 201 OR RULE 202 OF REGULATION S-T (S232.201 OR S232.202 OF THIS CHAPTER) OR APPLY FOR AN ADJUSTMENT IN FILING DATE PURSUANT TO RULE 13(B) OF REGULATION S-T (S232.13(B) OF THIS CHAPTER).